
March 24, 2015

Via E-mail
James Short
Chief Financial Officer
Odyssey Group International, Inc.
4262 Blue Diamond Road, Suite 102-281
Las Vegas, Nevada 89139

> **Re: Odyssey Group International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 16, 2015**
> **File No. 333-200785**

Dear Mr. Short:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed amended registration statement, we may have additional comments.

Risk Factors, page 2

1. We note your Articles of Incorporation filed as Exhibit 3.1. We also note, subject to the provisions contained in Article X of your Articles, the District Courts of the State of Nevada shall be the sole and exclusive forum for certain actions asserted on behalf of or against the Company. Please add a risk factor describing the disadvantages to stockholders attendant to the exclusive forum provision contained in your certificate of incorporation.

Security Ownership of Certain Beneficial Owners and Management, page 25

2. We note your revised disclosure pursuant to our prior comment 11. Please revise your table of Beneficial Ownership on page 25, to reflect the percentage ownership of all

directors and executive officers acting as a group including the shares held of record by EcoScientific and beneficially owned by Steve Miller.

<u>Notes to Financial Statements, page F-4</u>

3. Please include a subsequent events footnote.

You may contact Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Christopher A. Wilson, Esq.
        Wilson & Oskam, LLP